Exhibit 21.1

SUBSIDIARIES OF AYTU BIOPHARMA, INC.

	Name of Subsidiary	State Jurisdiction
1.	Aytu Therapeutics LLC	Delaware
2.	Cherry Creek Therapeutics, Inc.	Delaware
3.	Neos Therapeutics, Inc.	Delaware
4.	Neos Therapeutics Brands, LLC	Delaware
5.	Neos Therapeutics, LP	Texas
6.	PharmaFab Texas, LLC	Texas